Blue Jacket Movie, Inc.

ANNUAL REPORT

15 Park Avenue
Eastchester, NY 10709
9142406757
https://www.firstfruitsent.com/bjm-investor-page

This Annual Report is dated April 8, 2026.

BUSINESS

Blue Jacket Movie Company is a single project focused film development company, seeking to bring on investors toward the development and production of Blue Jacket, a feature length faith-based live-action film. The current sole owner of Blue Jacket Movie Company is First Fruits Entertainment LLC (FFE), owned by Kevin & Maria O'Bryan. Kevin & Maria wrote the movie's award-winning screenplay and have been spearheading the business development & management activities of Blue Jacket Movie Company. The company consists of a few other key production team members with over 40+ years of experience in the film & TV industries.

Blue Jacket Movie Company is seeking to raise financing as working capital to fund the production and lensing of the film. Upon completion, we intend to market the film to distributors (business-to-business) for domestic and international distribution through all possible revenue outlets, including theatrical, video-on-demand, and streaming portals.

Blue Jacket Movie LLC had initiated an TTW campaign with Fundify.com. Link:
https://fundify.com/fast-pitch/blue-jacket-movie-llc/5c771130/pitch

On September 2, 2022, Blue Jacket Movie, LLC (a New York company), merged with and into Blue Jacket Movie, Inc. (a Delaware C-Corp).

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

Our average monthly burn rate is about $200/month. At this burn rate, we can operate indefinitely via funding from First Fruits Entertainment, the sole owner of Blue Jacket Movie, Inc.

Foreseeable major expenses based on projections:

Our major expenses will go toward hiring cast and crew for the film and rental of the equipment used in creating the film.

We currently estimate the expense for Main Cast Actors & Talent will be approximately $60,000.

We currently estimate the expense for Extras & Background Cast will be approximately $30,000.

We currently estimate the expense for Production Crew & Staff will be approximately $40,000.

We currently estimate the expense for equipment rentals will be approximately $20,000.

Future operational challenges:

Foreseeable operational challenges are those associated with scheduling and various production processes. Delays caused by factors such as weather, availability, travel, etc. are possible.

Future challenges related to capital resources:

The challenges related to capital resources is that we require a certain amount of funding to complete the project. We have a budget based on certain assumptions for tiered talent, crew size, and equipment to complete principal photography, which accounts for approximately 50% of the budget, and post-production editing & effects to complete the film, which accounts for approximately 12% of our budget. Other expense items including P&A, Insurances and Legal which account for 20% of the budget come into play at various stages of the project life-cycle, some of which could be reallocated proportionately as interim milestones are achieved.

Future milestones and events:

Future milestones include pre-production, production, post-production, and marketing for distribution. These milestones have been budgeted for and can be moderately scaled based on available funding, but if not achieved could significantly impact progression into the next phase.

2025 Activity:
Financial assets gained interest in a high yield savings account while the production team expanded, networked, initiated casting activities and surveyed for locations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 203,257.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin O'Bryan

Kevin O'Bryan currently holds the following positions and offices with the Issuer:

Position: CEO / President / CFO
Dates of Service: September 2021 — Present
Responsibilities: Managing the development of the company and the Blue Jacket Film production, including team structure, finances and contracts. Currently not taking a salary.
Position: Director

Dates of Service: September 2021 — Present
Responsibilities: Directing the Film Production. Currently not taking a salary.
Position: Writer
Dates of Service: September 2021 — Present
Responsibilities: Editing the Script. Currently not taking a salary.
Other business experience in the past three years:

Employer: First Fruits Entertainment LLC
Title: Managing Partner
Dates of Service: April 2010 — Present
Responsibilities: Managing the core business activities and development of the slate of film and media projects.
Employer: White Plains Hospital
Title: Senior Project Manager
Dates of Service: August 2024 — Present
Responsibilities: Overseeing Projects and Project Teams in the Healthcare industry

Name: Maria O'Bryan

Maria O'Bryan currently holds the following positions and offices with the Issuer:

Position: Secretary
Dates of Service: September 2021 — Present
Responsibilities: Oversees the creative development of Blue Jacket Film Production. Currently not taking a salary.
Position: Writer
Dates of Service: September 2021 — Present
Responsibilities: Edit the script. Currently not taking a salary.
Other business experience in the past three years:

Employer: First Fruits Entertainment LLC
Title: Managing Partner
Dates of Service: April 2010 — Present
Responsibilities: Overseeing the creative development of our slate of Film and Media projects.

Name: Nick Agneto

Nick Agneto's current primary role is in ministry. Nick Agneto currently services approximately 2-4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the Issuer:

Position: Board Member
Dates of Service: August 2022 — Present
Responsibilities: Board Member responsibilities in accordance with Bylaws. Does not currently receive a salary.
Other business experience in the past three years:

Employer: Transition CT
Title: Realtor
Dates of Service: November 2023 — 2025
Responsibilities: Representative for the marketing, buying and selling of properties

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: First Fruits Entertainment, LLC (50% Maria, 50% Kevin)
Amount and nature of Beneficial ownership: 5,700,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Entity: First Fruits Entertainment LLC
Names of 20% owners: Kevin O'Bryan 50% Maria O'Bryan 50%
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.
Material Terms: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed-1 Preferred Stock.

Class A Common Stock
• Authorized: 10,000,000
• Outstanding: 5,700,000
• Voting Rights: 1 vote per 1 share
Class B Common Stock
• Authorized: 10,000,000
• Outstanding: 0
Series Seed-1 Preferred Stock
• Authorized: 10,000,000
• Outstanding: 0
• Material Rights: Dividends. Until the Preferential Dividend(as defined below) is paid to the holders of the then outstanding shares of Preferred Stock, such holders shall be entitled to receive, only when, as, and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends in such amounts as declared by the Board of Directors, prior and in preference to any declaration or payment of any other dividend with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock). No dividend may be declared or paid with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) until such time as the holders of the Preferred Stock have received, pursuant to dividends declared under this Section 1 and any payments made under Section 2, an aggregate amount equal to at least 115% of the Original Issue Price (as defined below) for each share of Preferred Stock (the "Preferential Dividend"). If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. Following payment of the Preferential Dividend, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class B Common Stock payable in shares of Class B Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Preferred Stock then outstanding shall simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all

shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed- 1 Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 115% of the Original Issue Price, minus any dividends paid thereon pursuant to Section 1. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1 shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 is hereinafter referred to as the "Liquidation Amount."

Voting. The shares of Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Preferred Stock may be increase or decreased (but no below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corproation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

Right to Convert.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Preferred Stock. The "Conversion Price" shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

What it means to be a minority holder

As a minority holder of non-voting Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

 If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company might need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, making films. Our revenues are therefore dependent upon the market for feature film distribution.

We may never have an operational product or service
It is possible that there may never be a film or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage of producing a film. Delays or cost overruns in the development of our film and failure of the product to meet our performance estimates may be caused by, among other things,

unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Blue Jacket Movie was formed on 9/1/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blue Jacket Movie has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blue Jacket Movie is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with Covid
Potential impact to production activities, staffing, talent, as well as Market and Service impacts as a result of COVID poses a risk to the completion of the film, and subsequently the overall financing and product.

Risks associated with Scheduling and Conflicts
Film production is heavily dependent on scheduling and availability of resources, staffing and talent. For many reasons, a scheduling conflict could greatly impact the viability of a film, and subsequently the budget and the overall quality of the product.

Dependency on 3rd-party Marketing & Distribution Companies
Even if the film project is completed, there is no guarantee that any distributor or marketing agency will agree to market and distribute the film which will greatly impact the revenue generating capabilities of the film and may prevent the company and the investors from seeing a return on investment. 3rd-party Marketing & Distribution companies have limits on the amount of content to distribute annually. There is no guarantee that distribution could be achieved immediately upon completion of the film project.

Cast & Crew Salary Requirements
Depending on the capital raised, there is no guarantee that the company can afford notable or recognizable talent for the project.

Covid-19 and Environmental Risks
Because film making is dependent on personal interaction, any health or environmental risk could greatly impact the production schedule and cost associated with delays, even to the extent that the project is cancelled.

Movie may not receive adequate funding
There is a possibility that the movie will not receive adequate funding from the raise, & therefore never be made.

There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors
Blue Jacket Movie, Inc.'s ability to pay anything out to investors is dependent on producing and distributing the movie. There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors, & in that case:

"If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full."

There is a possibility that the movie will never be made
There is a possibility that the movie will never be made.

There is a possibility that the movie, even if made, will never be distributed
The financial success of the movie is dependent on a number of factors. Aside from the capital needed to fund the creation of the movie, the revenue-generating portion of the movie is dependent on the movie being distributed. There is a possibility the movie, even if made, will never be distributed.

The Chief Executive Officer currently does not take a salary

Kevin O'Bryan, the Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC, does not currently receive a salary for his work at Blue Jacket Movie, Inc. and splits his time working as Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC. Kevin O'Bryan currently receives his salary from First Fruits Entertainment, LLC. Although Kevin O'Bryan owns equity in both Blue Jacket Movie, Inc. and First Fruits Entertainment, LLC, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. The Blue Jacket Movie Production Budget includes stipends and salaries associated with roles and activities as part of the 8-10 month production effort for the film, including salaries for Directors & Assistant Directors, salaries or stipends for Producers, Production Managers, Production Supervisors, a Writer stipend for any re-writes, etc., to manage and complete the pre-, production, & post-production phases of the film. As the Production Team is assembled, it is anticipated that Kevin O'Bryan will assume the roles associated with Producer, Co-Director and Co-Writer, which are currently estimated at $40,000 and some related travel expenses associated with production.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Blue Jacket Movie, Inc.

By /s/ *Kevin OBryan*

Title: CEO

By /s/ *Kevin OBryan*

Name: Kevin OBryan

Title: CEO

By /s/ *Kevin OBryan*

Name: <u>Kevin OBryan</u>
Title: CFO/Principal Accounting Officer

By /s/ *Maria OBryan*

Name: <u>Maria OBryan</u>
Title: Secretary

By /s/ *Nick Agneto*

Name: <u>Nick Agneto</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

BLUE JACKET MOVIE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2025 and 2024

BLUE JACKET MOVIE, INC.
Index to Financial Statements
(unaudited)

BLUE JACKET MOVIE, INC.
BALANCE SHEETS
DECEMBER 31, 2025 and 2024

(unaudited)

	Year Ending December 31, 2025	Year Ending December 31, 2024
ASSETS		
Current Assets		
Checking/Savings	203,257	197,510
Cash - Restricted	-	-
Accounts Receivable, net	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Assets		
Total Current Assets	203,257	197,510
Total Fixed Assets, net	-	-
Other Assets	-	-
TOTAL ASSETS	203,257	197,510
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	-	-
Accrued Expenses		
Short term debt		
Total Current Liabilities	-	-
Long Term Liabilities		
Long term debt	-	-
Total Long Term Liabilities	-	-
Total Liabilities	-	-
Equity		
Capital Stock/Member's Equity	2,224	2,224
Equity Crowdfunding - Preferred Uni	222,586	222,586
Member Draws	-	-
Retained Earnings/(Deficit)	(21,553)	(27,300)
Total Equity	203,257	197,510
TOTAL LIABILITIES & EQUITY	$ 203,257	$ 197,510

3

BLUE JACKET MOVIE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(unaudited)

	Year Ending December 31, 2025	Year Ending December 31, 2024
Revenue	$ 6,295	$ 2,015
Costs and expenses:		
Production Costs	-	-
Incorporation Costs	-	-
General and Administrative	548	675
Total costs and expenses	548	675
Income from operations	5,747	1,340
Interest and other income (expense), net	-	-
Income before provision for income taxes	5,747	1,340
Provision for income taxes		-
Net income	$ 5,747	$ 1,340

BLUE JACKET MOVIE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(unaudited)

	Preferred Units		Common Units		Additional Paid-in Capital	Other Activity	Accumulated Earnings	Total Members' Equity
	Shares	Amount	Shares	Amount				
Issuance of founders Units	-	-		-		-	-	-
Units issued for services	-	-		-	-	-	-	-
Capital Units	-	-		-	-	-	-	-
Equity option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	1,340	1,340
December 31, 2024	227,738	222,586	5,700,000	570	1,654	-	(27,300)	197,510
	Shares	Amount	Shares	Amount				
Issuance of founders Units	-	-		-		-	-	-
Units issued for services	-	-		-	-	-	-	-
Capital Units	-	-		-	-	-	-	-
Equity option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	5,747	5,747
December 31, 2025	227,738	222,586	5,700,000	570	1,654	-	(21,553)	203,257

BLUE JACKET MOVIE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(unaudited)

	Year Ending December 31, 2025	Year Ending December 31, 2024
Cash flows from operating activities		
Net income	$ 5,747	$ 1,340
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
Share-based compensation		
Deferred income taxes		
Tax benefit from share-based award activity		
Other		
Changes in assets and liabilities:		
Accounts receivable	-	-
Prepaid expenses and other current assets		
Other assets		
Accounts payable	-	-
Accrued expenses and other current liabilities		
Deferred revenue and deposits		
Short term debt		
Other liabilities		
Net cash provided by operating activities	5,747	1,340
Cash flows from investing activities		
Purchases of property and equipment	-	-
Sales of marketable securities		
Member Draws	-	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets		
Change in deposits		
Net cash used in investing activities	-	-
Cash flows from investing activities		
Purchases of property and equipment	-	-
Sales of marketable securities		
Member Draws	-	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets		
Change in deposits		
Net cash used in investing activities	-	-
Cash flows from financing activities		
Taxes paid related to net share settlement of equity awards		
Founder Units Issuance - Common Units		
Equity Crowdfunding - Preferred Units (Restricted)	-	-
Principal payments on capital lease and other financing obligations		
Repurchases of Units		
Working Capital Investment		
Other financing activities, net		
Net cash used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	5,747	1,340
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 5,747	$ 1,340

NOTE 1 – NATURE OF OPERATIONS

Blue Jacket Movie, Inc. was formed on August 24, 2022 ("Inception") in the State of Delaware. The financial statements of Blue Jacket Movie, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eastchester, New York.

Blue Jacket Movie, Inc. was formed to raise money to film, produce, market and distribute the Blue Jacket Movie.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from licensing the distribution rights or complete sale of the finished film when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction, Delaware State and New York State jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2025 the company has currently issued 5,700,000 shares of our common stock.

Preferred Stock

We have authorized the issuance of 10,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2025 the company has currently issued 227,738 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

No Related Party Transactions to report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 7, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Kevin O'Bryan, the Chief Executive Officer of Blue Jacket Movie Inc., hereby certify that the financial statements of Blue Jacket Movie Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $_6,295_; taxable income of $__3,312__ and total tax of $__733___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____4/8/2026____ (Date of Execution).

______________________ (Signature)

____CEO____ (Title)

____4/8/2026____ (Date)

Eileen Alexa Deliz
4/8/2026

EILEEN ALEXA DELIZ
Notary Public - State of New York
NO. 01DE0029612
Qualified in Westchester County
My Commission Expires Oct 4, 2028